As filed with the Securities and Exchange Commission on October 1, 2003

Registration No. 333-104877

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BALLY TOTAL FITNESS HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	7991	36-3228107
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 380-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CARY A. GAAN
Bally Total Fitness Holding Corporation
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 380-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
IRV BERLINER
Kahn, Kleinman,
a Legal Professional Association
1301 East Ninth Street, Suite 2600
Cleveland, Ohio 44114-1823
(216) 696-3311

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If delivery of the prospesctus is expected to be made pursuant to Rule 434, please check the following box. ☐

PROSPECTUS

735,701 Shares

Bally Total Fitness Holding Corporation

Common Stock

           This prospectus relates to the public resale, from time to time, of an aggregate of 735,701 shares of common stock, $.01 par value, of Bally Total Fitness Holding Corporation, by Lee S. Hillman, our former Chairman, Chief Executive Officer and President, or his transferees, pledges, donees or successors, as described below in the section entitled “Selling Stockholders.” These shares will be issued in the event warrants issued to Mr. Hillman are exercised.

           We will not receive any of the proceeds from the sale by the selling stockholders of the shares covered by this prospectus.

           Our common stock is traded on the New York Stock Exchange under the symbol “BFT.” On September 30, 2003, the last sale price of the shares as reported on the New York Stock Exchange was $8.65 per share.

           Investing in our common stock involves a high degree of risks. See the section entitled “Risk Factors” beginning on page 6.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 1, 2003

•	Future Sale and Price of Common Stock	6
•	Our Stock Price is Volatile	6
•	Potential Impact of Anti-Takeover Provisions	7
•	Dividend Policy; Restrictions on Payment of Dividends	7
Risks Relating to Our Financial Health	7
•	We Have Substantial Indebtedness	7
•	Covenants Restrict Our Operations and Risk Default	8
•	We May Incur Additional Debt	8
•	Our Debt Service Requires Significant Cash Flow	8
Risks Relating to Our Business	9
•	Positive Historical Results May Not Last	9
•	We May Not Be Able to Compete Effectively	9
•	Government Regulation Could Adversely Affect Our Financial Condition	9
•	Our Trademarks and Trade Names May Be Stolen or Contested	10
•	We May Lose Key Personnel	10
USE OF PROCEEDS	10
SELLING STOCKHOLDERS	10
PLAN OF DISTRIBUTION	11
LEGAL MATTERS	12
EXPERTS	12
WHERE YOU CAN FIND MORE INFORMATION	12
INFORMATION INCORPORATED BY REFERENCE	13

           Unless otherwise indicated, the terms “Bally,” “we,” “us,” and “our” refer to Bally Total Fitness Holding Corporation and, where appropriate, our subsidiaries, and the term “selling stockholders” refers to Lee S. Hillman or his transferees, pledges, donees or successors.

           You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

           This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others, the following:

•	general economic and business conditions;

•	the impact of our debt structure;

•	availability and terms of capital;

•	competition;

•	changes in business strategy or plans;

•	success of operating initiatives, advertising and promotional efforts;

•	existence of adverse publicity or litigation;

•	acceptance of new product offerings;

•	quality of management;

•	business abilities and judgment of personnel;

•	changes in, or the failure to comply with, government regulations;

•	protection of our trademarks;

•	and other factors described in this prospectus or in our filings with the SEC.

           We are under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

MARKET AND INDUSTRY DATA

           The market and industry data contained in this prospectus are sourced from reports produced by the International Health, Racquet & Sports Club Association unless otherwise noted. Although we believe that these independent sources are reliable, we have not independently verified and cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data contained in this prospectus, and our beliefs and estimates based on such data, may not be reliable.

           Our trademarks, service marks and trade names include “Bally Total Fitness®”, “Bally Sports ClubsSM”, “Crunch FitnessSM”, “The Sports Clubs of Canada™”, “Pinnacle Fitness®” and “Gorilla SportsSM”. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

BALLY TOTAL FITNESS HOLDING CORPORATION

Our Company

           We are the largest commercial operator of fitness centers in North America. Our fitness centers offer members state-of-the-art fitness facilities featuring a wide selection of cardiovascular and strength equipment and extensive personal training, weight-management and group exercise services. In addition, many of our fitness centers include pools, racquet courts, or other athletic facilities. As of June 30, 2003, we operated 415 fitness centers serving 4.0 million members. Our fitness centers are concentrated in major metropolitan areas in 29 states and Canada, with 348 fitness centers located in the top 25 metropolitan areas in the United States and Toronto, Canada. We operate fitness centers in over 50 major metropolitan areas representing 63% of the United States’ population. By clustering our fitness centers in major metropolitan areas, we are able to reach more existing and potential members while achieving marketing and operating efficiencies.

           Our members made an estimated 150 million visits to our fitness centers in 2002. Our active member base provides a ready market for ancillary services such as personal training, weight management, and group fitness training programs and for products sold through our on-site Fitness Formula retail stores. We have created several lines of Bally-branded products that are marketed both to our members and to other consumers through third-party retail outlets. One of our most successful product lines is our private-label diet and performance nutritional supplements. In addition, we have licensed the Bally brand to third-party manufacturers of fitness equipment.

           Our primary target market is the 18 to 34-year old, middle income segment of the population. This market segment is serviced by the majority of our fitness centers which use the Bally Total Fitness® service mark. The nationwide use of this service mark enhances brand identity and increases advertising efficiencies. To supplement the Bally-branded clubs and to facilitate our market segmentation strategy, we have opened or acquired 47 facilities during the past few years that operate under upscale brands, such as Crunch Fitness, The Sports Clubs of Canada, Pinnacle Fitness and Gorilla Sports. These upscale brands primarily target the 18 to 49-year old, upper income segment of the population.

Industry Overview

           The fitness industry has benefited from several key growth drivers, including increased focus on health and physical fitness, increased research and medical journal publications discussing the benefits of exercise in reducing the risk of many diseases, and the aging of the baby boomer generation and their children. Additionally, the industry has benefited from government reports from the Surgeon General (Report on Physical Activity & Health (1996) and the Call to Action to Prevent and Decrease Overweight and Obesity (2002)), which have emphasized the importance of exercise and physical fitness.

           The national fitness industry includes approximately 17,000 clubs with approximately 33.8 million members. The industry’s compound annual growth rate of revenues was 8.2% from $6.5 billion in 1993 to $12.2 billion in 2001, and its compound annual growth in the total number of clubs increased at a rate of 4.8%, from 11,655 in 1993 to 16,983 in 2001. The demand for club memberships rose in the same period at a faster pace than supply, as memberships increased at a compound annual growth rate of 5.0% from 22.9 million in 1993 to 33.8 million in 2001.

           Although the fitness industry benefits from tremendous growth over the last several years, the industry remains fragmented with less than 10% of commercial health clubs in the U.S. owned and operated by companies that own more than 25 clubs.

Company Strengths

           Largest Fitness Center Operator in North America. We are the largest commercial operator of fitness centers in North America in terms of revenues, number of members, and number and square footage of facilities and have over 40 years of operating experience. We hold a leading market position in many large metropolitan areas, including New York City, Los Angeles, Chicago, Baltimore/Washington D.C., Boston, Dallas, Houston, Detroit, San Francisco, Toronto, Portland, Seattle, Philadelphia, Atlanta and Miami. As of June 30, 2003, we operated 415 fitness centers serving approximately 4.0 million members. Over 86% of our fitness centers are located in markets in which we have five or more facilities. We believe that our scale and concentration in major metropolitan areas achieves marketing and operating efficiencies, enhancing our value to members.

           Significant Brand Recognition. We believe the Bally brand is the most recognized name in the fitness industry and that this brand awareness increases the likelihood potential members will recognize our clubs as opposed to those of our competitors. This brand awareness has also allowed us to benefit from strategic marketing alliances with leading consumer product companies such as AOL Time Warner, PepsiCo, Colgate-Palmolive, Unilever, Gatorade, Kellogg Company and Kraft Foods. We are also capitalizing on the strength of our brand to expand franchising and joint venture programs domestically and internationally. Through these programs, we are extending the Bally brand into China, South Korea, Southeast Asia, the Bahamas, Mexico, and several secondary markets in the United States. We have also entered licensing arrangements with two of the leading fitness equipment manufacturers for the manufacture and distribution of Bally-branded home fitness equipment in the United States and Asia. Further, our licensed Bally Total Fitness line of portable exercise equipment, including hand and ankle weights, jump ropes and other personal fitness related merchandise, is carried in more than 4,000 retail stores in the United States and Canada and our Bally-branded nutritional products are sold in approximately 4,000 retail outlets. We believe this brand awareness drives our strong member retention, enhances our ability to grow sales of ancillary Bally-branded products and services and facilitates strategic marketing alliances with major consumer product companies.

           Industry Leading Member Retention. We believe we have the highest member retention rates in our industry with an average annual retention of over 80%, compared with our competitors’ annual retention which we believe to be between 50-70%. Our retention success is driven by the quality and affordability of our membership plans and the commitment made by the joining member. In addition, we have the systems and expertise to track member usage of our facilities and deliver pricing discounts and special offers to retain members.

           Predictable and Growing Cash Flow. Our high member retention rates, large member base and substantially fixed operating costs result in predictable and growing cash flows. Nearly 90% of new members elect to finance their initial membership fee for up to 36 months, creating a liquid asset on our balance sheet with a history of stable and consistent cash flows. Our industry leading retention rates contribute to growing and predictable recurring dues collected from our members. These cash flows offset a substantially fixed cost operating structure, stable maintenance capital expenditure requirements of $30-$35 million per year and limited expansion plans for clubs, resulting in predictable and growing cash flow.

           Large Investment in Fitness Centers. During the past five years we have invested approximately $400 million in opening or acquiring fitness centers, as well as improving our existing fitness facilities. This investment has provided us with a strong base of modern, well-equipped facilities of which 30%, or approximately 140 clubs, are immature (which we define as having been in operation for less than five years). Our extensive experience has shown it takes nearly 10 years for a club’s membership base to fully mature, with the facility achieving its most significant membership growth during the third to seventh year. As a result, the earnings potential and return on capital invested in our immature clubs is yet to be fully realized.

           Product and Service Offerings. Prior to 1997, we provided only minimal services outside of membership programs. Today we employ over 6,000 personal trainers providing customized, interactive sessions to our members. We also offer a wide variety of private-label products, including diet and nutritional supplements, energy bars and performance drinks through our on-site retail stores. Revenue from products and services has grown from approximately $10.0 million in 1997 to over $215.0 million in 2002. We intend to leverage our broad membership base and brand strength to continue to expand our health-related products and services. During 2003, we expect revenues from products and services to be enhanced by the continuing penetration of existing programs and the addition of new offerings such as our recently launched Weight Management Program.

           Flexible Membership Plans. We offer a variety of membership options and payment plans. Our membership options range from single-club memberships to premium memberships, which provide additional amenities and access to all of our fitness centers nationwide. Similarly, we offer a broad range of payment alternatives. Most memberships sold consist of a substantial up front initial fee and relatively low monthly dues. We provide financing of the initial fee for up to 36 months at typical retail consumer interest rates. We also offer “pay-as-you-go” memberships, which require a smaller initial fee paid in cash and higher monthly payments for the duration of the membership. We believe offering membership financing requires a high level of technical infrastructure and operational expertise and, as a result, we are the only major fitness center operator currently offering both the financing and the pay-as-you-go options. We believe that this flexibility has greatly improved member retention, allowing us to offer more affordable membership programs and providing significant competitive advantages.

           Experienced Management Team. We believe that our management team is one of the most experienced in the industry. Seven of our senior executives average over 14 years experience in the industry. In August 2003, we augmented the management team by adding a new senior vice president and chief marketing officer with extensive marketing and strategy-related experience. We believe that our management team has the depth, experience and motivation to manage our controlled growth strategy.

Business Strategy

           Our continuing business focus is to maximize our yield-per-member and grow our membership base. We define yield-per-member as the dollar amount generated per member through initiation fees, monthly dues, products and services revenues and finance charges earned. Our average yield-per-member has increased from $148 in 1997 to $262 in 2002. We expect to continue to maximize our yield-per-member as well as grow our membership base using the following strategies:

           Optimize Our Product and Service Offerings. We are increasingly using our clubs for the delivery of value-added products and services such as personal training, private-label nutritional products, group exercise classes, fitness related merchandise, member magazines and our recently launched Weight Management Program. Integrating these ancillary products and services into our core fitness center operations positions Bally as the primary source for all of our members’ wellness and fitness needs. In addition, our private-label nutritional products are sold in approximately 4,000 select retail, grocery and drug store outlets and our licensed portable exercise equipment is sold in over 4,000 retail outlets. We are committed to the continuing development and integration of new and innovative products and services. Our extensive groupings of club operations and brand mix allow us to “test-market” new products and services without exposing our entire operation to the outcome of the introduction.

           Realize the Benefit of Recent Investments. Over the past five years we have invested approximately $400 million in greenfield expansion, acquisitions, and expansion of existing facilities. In order to strengthen operating results and cash flows, we began scaling back our club expansion plans during 2002 and will continue to do so for the next several years. We intend to focus our attention on improving operating margins and cash flows in our existing fitness centers to capitalize on our recent investments and to realize the benefits of reduced capital expenditures. Due to deferral accounting, our immature fitness centers generally require nearly a full year of operations before generating incremental operating income. By slowing club expansion, we intend to realize the cash flow benefits from reduced capital expenditures as well as the natural maturation of our existing clubs. During 2002 we had 134 immature clubs. We expect the immature clubs, as they mature, to contribute higher levels of operating income.

           Expand and Optimize Our Marketing. We will continue to leverage the position of the Bally brand, which we believe is the most recognized brand name of fitness centers in North America. While we historically have relied on television advertising as the primary vehicle for marketing, we currently are exploring the use of other media outlets as well as nationally supported member referral programs. We have also begun to place a greater emphasis on corporate alliances and in-club marketing programs. Additionally, the Internet represents a relatively untapped opportunity to market the Bally brand. We have recently developed strategic web-based partnerships and added functionality to our web site to capture leads and contact information through the Internet for use in sourcing new members. Internationally, we continue to market the Bally brand through our joint venture and franchise program in China and our franchise programs in South Korea, Southeast Asia, Mexico and the Bahamas. Through these international relationships, over the next five years we believe it is possible to franchise over 50 fitness centers. We believe our targeted marketing initiatives in combination with our branded product and service offerings will lead to increased membership and profitability.

           Improve Operating Efficiencies. After a period of rapid expansion by adding new clubs in addition to the acquisition of most of our upscale brands, we are consolidating our operations to realize economies of scale. In particular, we have launched several initiatives to improve operating efficiencies and reduce operating costs, including staff reductions. We have also begun to eliminate local area offices, as well as to modify some of our incentive and compensation programs to reward profitability. In the second quarter of 2003, we launched several cost saving initiatives, which are expected to result in over $20 million of annualized cost savings.

           Bally is incorporated under the laws of the State of Delaware. Our executive offices are located at 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631. Our telephone number is (773) 380-3000.

           We maintain a web site at www.ballyfitness.com that provides information about club locations, program offerings and on-line promotions. Information contained on this web site, however, is not incorporated into or otherwise a part of this prospectus.

RISK FACTORS

           Investing in the shares involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before making an investment decision. The occurrence of any one or more of the following could materially adversely affect your investment in the shares and our business and operating results. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to our Shares

Future Sale and Price of Common Stock — Outstanding options may have an adverse effect on the market price of shares of Common Stock.

           As of June 30, 2003, 34,702,195 shares of common stock were outstanding after giving effect to the issuance of the shares offered hereby. We have (i) outstanding options to purchase 4,597,550 shares of common stock with a weighted-average exercise price of $17.19 per share, and (ii) the ability to grant options under our stock option plans. Our employees have the ability under our Employee Stock Purchase Plan, to purchase an additional 199,336 shares of common stock. The effect, if any, on the market price of our common stock prevailing from time to time as a result of the additional shares of common stock that would be outstanding upon the exercise of stock options is unpredictable, and no assurance can be given that the effect will not be adverse.

Our Stock Price Is Volatile — Therefore, the value of your investment may fluctuate significantly.

           The market price of our common stock has fluctuated and may continue to fluctuate as a result of variations in our quarterly operating results. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, the stock market in general has experienced dramatic price and volume fluctuations from time to time. These fluctuations may or may not be based upon any business or operating results. Our common stock may experience similar or even more dramatic price and volume fluctuations which may continue indefinitely.

           Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “BFT.” The following table sets forth, for the periods indicated, the high and low quarterly sales prices for a share of our common stock as reported on the NYSE.

		High	Low
2001:
	First quarter	$33.94	$25.75
	Second quarter	30.00	22.90
	Third quarter	29.70	18.90
	Fourth quarter	22.49	17.85
2002:
	First quarter	$22.45	$15.51
	Second quarter	24.10	17.85
	Third quarter	19.15	9.17
	Fourth quarter	9.91	5.70
2003:
	First quarter	$ 8.84	$ 4.36
	Second quarter	9.18	4.85

           As of June 30, 2003, there were 7,878 holders of record of our common stock.

Potential Impact of Anti-Takeover Provisions — Certain provisions of our Certificate of Incorporation and Bylaws make it more difficult to acquire Bally without the approval of our Directors.

           Our Restated Certificate of Incorporation and the Amended and Restated By-Laws may inhibit changes in control of Bally not approved by our Board of Directors. These provisions include a stockholder rights plan, a classified Board of Directors, advance notice provisions for nominations for election of candidates to the Board of Directors and a “fair price provision.” The stockholder rights plan, under which one right entitling the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $40 per share (subject to adjustment) is attached to each outstanding share of common stock, renders an acquisition of control of Bally in a transaction not approved by the Board of Directors more difficult. Our 1996 Long-Term Incentive Plan provides for acceleration of stock options and restricted stock awards upon a change in control of Bally which has the effect of making an acquisition of control of Bally more expensive. These agreements may also inhibit a change in control of Bally and may have a negative effect on the market price of our common stock. The indentures governing our senior notes and subordinated promissory notes also include change in control provisions that provide senior notes and, among other things, that upon a change in control of Bally, the holders of the senior notes and subordinated notes may require us to repurchase them at 101% of the principal amount. A change in control of Bally constitutes a default under our revolving credit agreement. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and acceleration of other benefits in the event of a change in control of Bally.

Dividend Policy; Restrictions on Payment of Dividends — We have never paid any dividends to our stockholders and do not anticipate doing so in the foreseeable future.

           We have not made dividend payments on our common stock since we became a public company in January 1996, and do not anticipate paying dividends in the foreseeable future. The terms of our revolving credit agreement restrict us from paying dividends without the consent of the lenders during the term of the agreement. In addition, the indentures governing our senior notes and subordinated promissory notes generally limit dividends paid to the aggregate of 50% of consolidated net income earned after January 1, 1998 and our net proceeds from any stock offerings and the exercise of outstanding stock options and warrants.

Risks Relating to our Financial Health

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our debt obligations.

           We have a significant amount of indebtedness. On June 30, 2003, after giving pro forma effect to the sale of $235.0 million principal amount of senior notes issued in July 2003, we would have had total indebtedness of $753.5 million (including outstanding letters of credit of $6.0 million). Long-term debt was approximately 58% of total capitalization.

           Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Covenant restrictions under our indebtedness may limit our ability to operate our business, and any failure to comply with such restrictions could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

           Our revolving credit facility, the indentures governing our senior notes and senior subordinated notes and certain of our other agreements regarding our indebtedness contain, among other things, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. The indenture governing our senior subordinated notes contains covenants that limit our ability to incur additional indebtedness, pay dividends, prepay certain indebtedness, dispose of certain assets, create liens and make certain investments or acquisitions. Our revolving credit facility and the indenture governing our senior notes restrict, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money;

•	pay dividends or make distributions;

•	purchase or redeem stock;

•	make investments and extend credit;

•	engage in sale-leaseback transactions;

•	consummate certain asset sales;

•	effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

•	create liens on our assets.

           In addition, our revolving credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests that may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our revolving credit facility and a cross-acceleration of the notes under the indentures governing our subordinated notes and senior notes. If an event of default under our revolving credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such an event, we cannot assure you that we would have sufficient assets to pay amounts due on our indebtedness. As a result, the price of the shares may fall below the selling stockholders offering price.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our existing leverage.

           We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures governing our senior notes and subordinated notes will not fully prohibit us or our subsidiaries from doing so. As of June 30, 2003, on an as adjusted basis after giving effect to the sale of $235 million principal amount of senior notes, our revolving credit facility would allow additional borrowings of up to $94 million after giving effect to outstanding letters of credit of 6.0 million. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which are beyond our control.

           Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

           We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, $30 million of principal on our Series 2001-l accounts receivable-backed variable funding certificates issued under our securitization facility is scheduled to begin amortizing in November 2003. We have extended the commitment on the balance of the facility on a revolving basis through July 2005. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Risks Relating to our Business

The positive results achieved from introducing products and services during the most recent three years may not continue in the future.

           We have introduced a number of business initiatives to capitalize on our brand identity, distribution infrastructure, significant member base and frequency of visitation. These initiatives primarily focus on selling ancillary products and services to our members within our fitness centers and include: providing personal training services; selling private-label nutritional products; opening retail stores within our fitness centers that sell nutritional products, work-out apparel and related accessories; and rehabilitative and physical therapy services. However, before 1998, we had not previously generated significant revenues from any of these new business initiatives and they may not continue to be successful in the future. We have limited experience in marketing products to our members. The sale and marketing of nutritional products and workout apparel and related accessories and the provision of rehabilitative and physical therapy services involve significant risk of competition.

We may not be able to continue to compete effectively in each of our markets in the future.

           The fitness club industry is highly competitive. Within each market in which we operate, we compete with other commercial fitness centers, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, the YMCA and similar organizations and, to a certain extent, with racquet, tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete, to some extent, with entertainment and retail businesses for the discretionary income of our target markets. We may not be able to continue to compete effectively in each of our markets in the future. Additionally, competitive conditions may limit our ability to maintain or increase pricing of initial membership fees and may impact our ability to attract new members.

           As we pursue new business initiatives, particularly the sale of nutritional products and apparel, we will be competing against large, established companies with more experience selling products on a retail basis. In some instances, our competitors for these products have substantially greater financial resources than us. We may not be able to compete effectively against these established companies.

We are subject to extensive government regulation and changes in these regulations could have a negative effect on our financial condition.

           Our operations and business practices are subject to federal, state and local government regulations in the various jurisdictions in which our fitness centers are located and where our nutritional products are sold, including:

•	general rules and regulations of the Federal Trade Commission (the “FTC”), state and local consumer protection agencies and state statutes that prescribe provisions of membership contracts and that govern the advertising, sale, financing and collection of membership fees and dues;

•	state and local health regulations; and

•	federal regulation of health and nutritional supplements.

           We are also a party to several state and federal consent orders. These consent orders essentially require continued compliance with applicable laws and require us to refrain from activities not in compliance with applicable laws. From time to time, we make minor adjustments to our operating procedures to remain in compliance with applicable laws and we believe our operations are in material compliance with all applicable statutes, rules and regulations. Our failure to comply with these statutes, rules and regulations may result in fines or penalties. These may include regulatory or judicial orders enjoining or curtailing aspects of our operations. It is difficult to predict the future development of such laws or regulations, and although we are not aware of any proposed changes, any changes in such laws could have a material adverse effect on our financial condition and results of operations.

           We are, and have been in the past, named as defendants in a number of purported class action lawsuits based on alleged violations of state and local consumer protection laws and regulations governing the sale, financing and collection of membership fees. To date we have successfully defended or settled such lawsuits without a material adverse effect on our financial condition or results of operation. However, we cannot assure you that we will be able to successfully defend or settle all pending or future purported class action claims, and our failure to do so may have a material adverse effect on our financial condition.

Our trademarks and trade names may be misappropriated or subject to claims of infringement.

           We attempt to protect our trademarks and trade names through a combination of trademark and copyright laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

If we do not retain our key personnel or fail to attract and retain other highly skilled employees our business will suffer.

           The success of our business is heavily dependent on the leadership of our key management personnel, including: Paul Toback, our Chairman, President and Chief Executive Officer; John Dwyer, our Chief Financial Officer; William Fanelli, our Senior Vice President, Finance; Cary Gaan, our General Counsel; Harold Morgan, our Chief Administrative Officer and John Wildman, our Chief Operating Officer. Currently we have entered into employment agreements with Messrs. Toback, Dwyer, Fanelli, Gaan, Morgan and Wildman. If any of these persons were to leave, it might be difficult to replace them, and our business could be harmed. In addition, we cannot assure you that we can attract and retain sufficient qualified personnel to meet our business needs.

We could be subject to claims related to health or safety risks at our clubs.

           Use of our clubs poses some potential health or safety risks to members or guests through the use of our services and facilities. We cannot assure you that claims against us by members or their guests will not be asserted or that we would be able to successfully defend any such claim. We also cannot assure you that we will be able to maintain our general liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims.

USE OF PROCEEDS

           The shares to be offered, if any, will be for the account of the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of the shares.

SELLING STOCKHOLDERS

           The selling stockholders may acquire the shares covered by this prospectus in connection with the exercise of certain warrants issued pursuant to a Warrant Agreement between us and Bally Entertainment Corporation dated as of December 29, 1995, as amended by an agreement between us and Lee S. Hillman (as successor to Bally Entertainment Corporation) dated as of January 21, 2003. Mr. Hillman served on our board of directors since 1992, as our President and Chief Executive Officer beginning in 1996, and as our Chairman from November 2000 until his retirement from Bally in December 2002. The warrants issued pursuant to the Warrant Agreement are currently held by Mr. Hillman, although they are transferable under the terms of the Warrant Agreement at any time without limitation as to the identity or number of transferees. Holders of these warrants may purchase a total of 735,701 shares of common stock at an exercise price of $5.26 per share at any time on or prior to December 31, 2007; provided, that in the event of an exercise of warrants by Mr. Hillman, if the price of our common stock is less than $8.31 per share on the last trading day prior to exercise, the exercise price shall be reduced by the lesser of $1.00 and the difference between $8.31 and such share price.

           In any event, the exercise price is also subject to certain adjustments upon:

•	distributions of our common stock;

•	reclassifications, subdivisions or combinations involving our common stock; or

•	below market issuances of convertible or exchangeable securities.

           We are registering all 735,701 shares covered by this prospectus on behalf of the selling stockholders. The selling stockholders may sell or otherwise transfer any of their shares or warrants before or after the registration statement that includes this prospectus becomes effective, subject only to restrictions under applicable law.

           The table below sets forth certain information as of the date of this prospectus with respect to the shares of our common stock beneficially held by Mr. Hillman, who is the current holder of the warrants. However, as described above, under the terms of the Warrant Agreement, the warrants and common stock underlying the warrants are transferable by Mr. Hillman or his transferees. Accordingly, there can be no assurances that Mr. Hillman will be a selling stockholder at the time the shares of common stock covered by this prospectus are offered. See “Plan of Distribution.”

Shares of
			Common	Shares of Common Stock
	Shares of Common Stock		Stock	Owned Following Offer
	Currently Owned (1)		Offered (2)	and Sale (3)

Name of Selling Stockholder	Number	% of Class (4)	Number	Number	% of Class (4)

Lee S. Hillman	1,172,951	3.38%	735,701	437,250	1.26%

(1)	Includes (i) 435,000 shares of common stock subject to options vesting within 60 days of the date of this prospectus with exercises prices ranging from $5.25 to $32.9375 per share and (ii) the warrants.

(2)	Assumes that Mr. Hillman exercises all of the warrants and offers all of the shares covered by this prospectus.

(3)	Assumes that Mr. Hillman exercises all of the warrants and stock options, offers and sells all of the shares covered by this prospectus and does not acquire any additional shares of common stock.

(4)	As of June 30, 2003, when there were 34,702,195 shares of our common stock outstanding

           We are a party to a registration rights agreement with Mr. Hillman dated January 21, 2003 in respect of the shares of common stock underlying the warrants described above. Pursuant to the registration rights agreement, we have agreed to pay all expenses incurred in connection with the registration of the shares, including associated attorneys’ fees, but excluding any underwriting fees, discounts or commissions. We have also agreed to indemnify the selling stockholders and any of their agents, or investment advisors for all losses and expenses they may incur arising out of or based upon any untrue or alleged untrue statement of material fact in the registration statement that includes this prospectus or any omission or alleged omission required to be stated therein, unless such untrue statement or omission is based upon information with respect to them that they or someone acting on their behalf furnished to us in writing. We also have agreed to indemnify the underwriters, if any, and their directors, officers and owners to the same extent as the selling stockholders. Similarly, the selling stockholders have agreed to indemnify us and our officers, directors, and controlling persons against any losses and expenses incurred, by us or them, resulting from any untrue statement of material fact or omission of a material fact required to be stated in the registration statement, to the extent that such untrue statement or omission relates to any information with respect to them that they or someone acting on their behalf furnished to us in writing specifically for inclusion in the registration statement that includes this prospectus.

PLAN OF DISTRIBUTION

           The purpose of this prospectus is to permit the selling stockholders to offer for sale or to sell the shares covered by this prospectus at such time and at such prices as they, in their sole discretion, choose. We will not receive any of the proceeds from these offerings or sales.

           The selling stockholders may sell or distribute some or all of the shares covered by this prospectus from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the NYSE or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. To the extent required, we will file, during any period in which offers or sale are being made, one or more supplements to this prospectus to set forth any other material information with respect to the plan of distribution not previously disclosed.

           The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under this act.

           In connection with the offer and sale of the shares covered by this prospectus, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where the selling stockholders engage such broker-dealer and in any state where such broker-dealer intends to offer and sell such shares.

           Mr. Hillman and we have agreed not to effect any public sale or distribution of common stock during 14 days prior to and during the 90 day period beginning on the effective date of the registration statement that includes this prospectus. Further, under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of any of the shares covered by this prospectus may not simultaneously engage in market activities with respect to the common stock for the applicable period pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including without limitation Rule 10B-5 and Regulation M, which provisions may limit the timing of purchases and sale of any of the shares covered by this prospectus by the selling stockholders. All of the foregoing may affect the marketability of these shares.

           We will pay substantially all expenses incident to this offering of the shares by the selling stockholders to the public other than commissions, concessions and discounts of brokers, dealers or other agents. The selling stockholders may indemnify any broker, dealer, or other agent that participates in transactions involving sales of these shares against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. We may agree to indemnify the selling stockholders and any such statutory “underwriters” and controlling persons of such “underwriters” against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

           We have agreed, subject to certain suspensions of effectiveness and adjustments to the period of effectiveness, to keep the registration statement that includes this prospectus continuously effective commencing on the date the registration statement becomes effective and ending on January 30, 2008 (or such shorter period that will terminate when all of the shares offered under this prospectus have been sold by the selling stockholders). In no event shall we have any obligation to keep the registration statement that includes this prospectus effective beyond January 30, 2008.

LEGAL MATTERS

           The validity of the shares will be passed upon for Bally by Kahn Kleinman, a Legal Professional Association, in Cleveland, Ohio.

EXPERTS

           Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

           We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information about us and the shares to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other documents are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. We are also required to file annual, quarterly and special reports, proxy statements and other information with the Commission.

           You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the Commission, which you can access at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

           We have filed the following documents with the Commission pursuant to the Securities Exchange Act of 1934, as amended, which are incorporated herein by reference:

(1)	our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2003 (updating our 2002 year-end financial statements to present the effect of discontinued operations and to present consolidating financial statments);

(2)	our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2003 (announcing the sale of an additional $35 million of Senior Notes);

(3)	our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2003 (announcing the completion of our $200 million Senior Notes Offering and $90 Million Revolving Credit Facility and refinancing of $100 million of its $155 million Securitization Series 2001-1);

(4)	our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 26, 2003;

(5)	our Quarterly Report on Form 10-Q for the period ended June 30, 2003 (filed with the Securities and Exchange Commission on August 14, 2003);

(6)	our Annual Report on Form 10-K for the year ended December 31, 2002 (file no. 0-27478);

(7)	our Annual Report on Form 10-K/A for the year ended December 31, 2002 (file no. 0-27478); and

(8)	the description of our common stock contained in Bally's Registration Statement on Form 8-A/ A filed with the Commission on March 27, 1998 (file no. 0-27478).

           All documents filed by us, pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus. Any information incorporated by reference shall be modified or superseded by any information contained in this prospectus or in any other document filed later with the Commission, which modifies or supersedes such information. Any information that is modified or superseded shall become a part of this prospectus as the information has been so modified or superseded.

           We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Secretary, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631, telephone (773) 380-3000.

735,701 Shares

Bally Total Fitness Holding Corporation

Common Stock

PROSPECTUS

October 1, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

           The following table sets forth expenses in connection with the issuance of the Common Stock being registered. All of the amounts shown are estimates, except the registration fee:

SEC registration fee	$364
Accounting fees and expenses	7,000
Legal fees and expenses	7,000
Printing expenses	500
Miscellaneous expenses	136

Total	$15,000

Item 15.    Indemnification of Directors and Officers.

           Section 145 of the Delaware General Corporation Law permits the indemnification of the directors and officers of Bally. Bally’s By-laws provide that we will indemnify its officers, directors, employees and agents to the extent permitted by the Delaware General Corporation Law.

           Bally’s Certificate of Incorporation provides for the indemnification of directors and officers of Bally, and persons who serve or served at the request of Bally as a director, officer, employee or agent of another corporation, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties in amounts paid or to be paid in settlement) reasonably incurred with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative; provided, however, Bally shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by Bally’s Board of Directors. In the event a claim for indemnification by any person has not been paid in full by Bally after written request has been received, the claimant may at any time thereafter bring suit against Bally to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The right to indemnification conferred in Bally’s Certificate of Incorporation is a contract right and shall include the right to be paid by Bally the expenses incurred in defending any such proceeding in advance of its final disposition. Bally maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of Bally against any such expense, liability or loss, whether or not Bally would have the power to indemnify such person against such expense, liability or loss under state law.

           Bally has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, Bally to indemnify the officers and directors to the fullest extent permitted by law, and to advance to such directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Bally must also indemnify and advance all expenses incurred by such directors and officers seeking to enforce their rights under the indemnification agreements, and covers directors and officers under Bally’s directors’ and officers’ liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in Bally’s Certificate of Incorporation, they provide greater assurance to directors and officers that indemnification will be available because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or stockholders of Bally to eliminate the rights provided therein.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

*4.1	Specimen stock certificate (filed as an exhibit to Bally's Registration Statement on Form 8-A/A dated January 3, 1996, File No. 0-27478).
*4.2	Warrant Agreement dated as of December 29, 1995 between Bally Total Fitness Holding Corporation and Bally Entertainment Corporation (filed as an exhibit to Bally’s Registration Statement on Form S-1 dated January 3, 1996, registration no. 33-99844).

**4.3	First Amendment dated as of January 21, 2003 to Warrant Agreement dated as of December 29, 1995 between Bally Total Fitness Holding Corporation and Bally Entertainment Corporation.
**4.4	Registration Rights Agreement dated as of January 21, 2003 between Bally Total Fitness Holding Corporation and Lee S. Hillman.
**5.1	Opinion of Kahn Kleinman, a Legal Professional Association.
23.1	Consent of Ernst & Young LLP.
**23.2	Consent of Kahn Kleinman, a Legal Professional Association (contained in opinion filed as Exhibit 5.1).
**24.1	Powers of Attorney for Bally (set forth on the signature page hereto).

*	Incorporated by reference.
**	Previously filed.

Item 17.    Undertakings.

           The undersigned registrant hereby undertakes:

           (1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such plan of distribution in the registration statement;

           (2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3)      To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           The undersigned registrant hereby undertakes:

           (1)      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2)      For purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 1, 2003.

BALLY TOTAL FITNESS HOLDING CORPORATION

By: /s/ John W. Dwyer

John W. Dwyer
Executive Vice President, Chief Financial Officer
and Director

POWER OF ATTORNEY

           Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 is signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

*	Chairman, President and Chief Executive Officer	October 1, 2003
(Principal Executive Officer)
Paul A. Toback

*	Executive Vice President, Chief Financial Officer	October 1, 2003
and Director (Principal Financial Officer)
John W. Dwyer

*	Vice President, Controller	October 1, 2003
(Principal Accounting Officer)
Theodore P. Noncek

*	Director	October 1, 2003

Martin E. Franklin

*	Director	October 1, 2003

J. Kenneth Looloian

*	Director	October 1, 2003

James F. McAnally, M.D.

*	Director	October 1, 2003

John W. Rogers, Jr.

*	Director	October 1, 2003

Stephen C. Swid

*By: /s/ John W. Dwyer	Director	October 1, 2003

John W. Dwyer
Attorney-in-fact

EXHIBIT INDEX

(a)	Exhibits

*4.1	Specimen stock certificate (filed as an exhibit to Bally's Registration Statement on Form 8-A/A dated January 3, 1996, File No. 0-27478).

*4.2	Warrant Agreement dated as of December 29, 1995 between Bally Total Fitness Holding Corporation and Bally Entertainment Corporation (filed as an exhibit to Bally’s Registration Statement on Form S-1 dated January 3, 1996, registration no. 33-99844).

**4.3	First Amendment dated as of January 21, 2003 to Warrant Agreement dated as of December 29, 1995 between Bally Total Fitness Holding Corporation and Bally Entertainment Corporation.

**4.4	Registration Rights Agreement dated as of January 21, 2003 between Bally Total Fitness Holding Corporation and Lee S. Hillman.

**5.1	Opinion of Kahn Kleinman, a Legal Professional Association.

23.1	Consent of Ernst & Young LLP.

**23.2	Consent of Kahn Kleinman, a Legal Professional Association (contained in opinion filed as Exhibit 5.1).

**24.1	Powers of Attorney for Bally (set forth on the signature page hereto).

*	Incorporated by reference.
**	Previously filed.

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

           We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-104877) and related Prospectus of Bally Total Fitness Holding Corporation for the registration of 735,701 shares of its common stock and to the incorporation by reference therein of our report dated February 12, 2003, except for Note “Condensed Consolidating Financial Statements” as to which the date is June 26, 2003 and Note “Subsequent Events” as to which the date is August 12, 2003 with respect to the consolidated financial statements of Bally Total Fitness Holding Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2002, and as amended in its Current Report on Form 8-K dated September 30, 2003, both filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

Chicago, Illinois
September 30, 2003